EXHIBIT 99.10

Scott Jackson
Quantitative Geoscience Pty. Ltd.

Consent of Expert

Reference is made to the Annual Report on Form 40-F/A (the “40-F/A”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for the Lookout Hill Technical Report dated June 30, 2010, under the heading “Material Mineral Properties - Lookout Hill Property” in the Company’s Amended and Restated Annual Information Form for the year ended December 31, 2009, dated November 2, 2010, and in the 40-F/A.

Sincerely,

/s/ Scott Jackson
Name: Scott Jackson
Title:  Principal Consultant
Company:  Quantitative Group